Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2011	2010	2009	2008	2007
		(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$312,573	$322,635	$280,661	$281,322	$249,933
Add:
Portion of rents representative of the interest factor	7,299	7,659	7,008	6,882	5,560
Interest on debt & amortization of debt expense	150,825	154,360	152,638	137,218	145,019

Income as adjusted	$470,697	$484,654	$440,307	$425,422	$400,512

Fixed charges:
Interest on debt & amortization of debt expense (1)	$150,825	$154,360	$152,638	$137,218	$145,019
Capitalized interest (2)	1,690	3,860	4,583	2,879	3,011
Rents	21,898	22,977	21,024	20,647	16,679
Portion of rents representative of the interest factor (3)	7,299	7,659	7,008	6,882	5,560

Fixed charges (1)+(2)+(3)	$159,814	$165,879	$164,229	$146,979	$153,590

Ratio of earnings to fixed charges	2.95	2.92	2.68	2.89	2.61